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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 7, 2003

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F         x                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes                         No         x

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-    ]

INDEX TO EXHIBITS

Exhibit No.	Description
1	Announcements dated December 20 & 31, 2002, regarding Westpac's Senior Officers' Share Purchase Scheme (SOSPS).
2	Announcements dated January 3 & 10, 2003, regarding SOSPS.
3	Announcements dated January 20, 2003, regarding Westpac's Performance Plan — Performance Share Right Grant.
4	Announcements dated January 22 & February 5, 2003, regarding SOSPS.
5	Media Releases dated February 6, 2003, regarding a Westpac Board Appointment and an Executive Appointment.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION (Registrant)
Date: February 6, 2003	By:	/s/ J. MARTIN MORGADO III J. Martin Morgado III Counsel

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INDEX TO EXHIBITS
SIGNATURES